EXHIBIT 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 2, 2017

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	June 30, 2017	June 16, 2017
Series D	0.22625	June 29, 2017
Series E	0.18188	June 30, 2017
Series F	0.16455	June 29, 2017
Series G	0.207375	June 30, 2017
Series H	0.18948	June 29, 2017
Series I	0.23175	June 30, 2017
Series J	0.20755	June 29, 2017
Series K	0.291938	June 30, 2017
Series M	0.296875	June 30, 2017

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the June 30, 2017 to September 28, 2017 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	0.91723%	3.67899%	$0.22931
Series F	0.67041%	2.68899%	$0.16760
Series H	0.77013%	3.08899%	$0.19253
Series J	0.84243%	3.37899%	$0.21061

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946